Exhibit (a)(1)(E)

Offer Deadline: 5:00 P.M., New York City time, on July 29, 2021

CFUNDS LIFE SETTLEMENT, LLC
an entity managed by Contrarian Capital Management, L.L.C.

June 24, 2021

Attn: Life Partners IRA Holder Partnership, LLC Interest Holders:

You are receiving this letter and the enclosed materials because you are a holder of IRA partnership interests (the “Partnership Interests”) issued by Life Partners IRA Holder Partnership, LLC (the “Partnership”). The Partnership, and its affiliate Life Partners Position Holder Trust (the “Trust”), were formed under a bankruptcy plan of reorganization to satisfy the claims of creditors holding fractional interests in life insurance policies on third parties marketed by affiliates of the Life Partners Holdings, Inc.

CFunds Life Settlement, LLC is offering to purchase up to 99,702,160 Partnership Interests for a cash price of $0.15 per Partnership Interest, subject to certain deductions as described in the Offers to Purchase. Our tender offer presents an opportunity to holders of Partnership Interests to receive cash for their Partnership Interests now, rather than wait for possible distributions from the Partnership in the future.

If you hold your Partnership Interests in an IRA we encourage you to contact your IRA custodian to understand whether any fees may apply to tender your Partnership Interests in the Offer.

The offer price of $0.15 per Partnership Interest represents a discount of approximately 31.5% from the net asset value of $0.22 per Partnership Interest on March 31, 2021, as disclosed in the Partnership’s last quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021. The offer price takes into account, in our opinion, the many years it will take for the Trust to liquidate its assets and distribute the proceeds to its investors. According to the Trust’s public filings, the Trust was originally anticipated to terminate by December 2026, but the Bankruptcy Court can extend its life no more than four times, with each extension not exceeding five years, or potentially an additional 20 years. In 2019, the Trust requested and was granted a Motion by the Bankruptcy Court to extend the termination date to December 9, 2031. While the Partnership does not have an established termination date, the Partnership has disclosed in its public filings that it expects to be wound down by the Trustee as Manager when the liquidation of the Trust is complete.

CFunds Life Settlement, LLC is a wholly owned subsidiary of Contrarian Funds, L.L.C. and Contrarian Capital Management, L.L.C is the non-member manager of Contrarian Funds, L.L.C. As of May 31, 2021, Contrarian Capital Management, L.L.C. had approximately $4.9 billion of assets under management, including assets of Contrarian Funds, L.L.C. and other investment funds managed by Contrarian Capital Management, L.L.C.

Accompanying this letter, you will find:

•	The Offers to Purchase, which describes the terms and conditions of the tender offer, and contains other important information about the offer;
•	A YELLOW Assignment Form labeled IRA Partnership Interests and IRS Form W-9 that you must use to accept the offer; and
•	A Statement of Account. Note, if this letter has been sent by email only, your Statement of Account appears in the body of the email. A copy of the Statement of Account (or email) must be returned with a completed Assignment Form and IRS Form W-9 (or other appropriate tax form).

Tendering Your Partnership Interests

To participate in the tender offer and receive cash for your Partnership Interests, you have to submit a physical Statement of Account, Assignment Form and IRS Form W-9 (or other appropriate tax form). There are a number of ways to submit the Statement of Account, Assignment Form and IRS Form W-9 (or other appropriate tax form). You may submit the Assignment Form:

•	to Continental Stock Transfer & Trust Company, the Depositary for the offer:

If delivering by mail, hand, overnight or courier to the Depositary:	If delivering by fax to the Depositary:
Continental Stock Transfer & Trust Company Attn: Corporate Actions 1 State Street, 30th Floor New York, New York 10004	Continental Stock Transfer & Trust Company Reference: Life Partners Tender Offer Fax No.: (212) 616-7610

•	to the Offeror by email at Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, who will then forward the Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Depositary; or

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•	to the Depositary for the offer, by uploading the Assignment Form and other required documents to the following secure website: https://cstt.citrixdata.com/r-re8715e7bcef4efd8. Note, when providing your information, we cannot accept “automated Word font signatures” and if using an electronic utility to gather a signature (such as Docusign) we will need the certificate of completion, as well. Additionally, in order to avoid processing delays, kindly label your documents with your name and date.

You must complete and sign the Assignment Form and IRS Form W-9 (or other appropriate tax form), and any other required documents, including the Statement of Account, and return it no later than 5:00 P.M., New York City time, on July 29, 2021 to Continental Stock Transfer & Trust Company, the Depositary for the tender offer. The Partnership Interests are not represented by certificates, and you are not required to submit any certificate in order to receive the purchase price for your Partnership Interests.

If you are signing the Assignment Form in a representative capacity, you will also be required to furnish proof of your authority. For example, if you are signing as an officer of a corporation, you should submit an officer’s certificate to evidence your authority. If you are signing as a trustee of a trust, you should submit a certificate of incumbency. Also, you should note that only the IRA custodian, and not the beneficiary, can execute an Assignment Form on behalf of an individual retirement account. Execution by the beneficiary will not be valid. Checks for the purchase price of tendered interests held in an individual retirement account can only be mailed to the IRA custodian.

We note that we have commenced another offer to purchase outstanding position holder trust interests (the “Trust Interests”) issued by the Trust. While each offer is separate, the two offers are conditioned on one another. We will not close one without closing the other at the same time. If you hold and wish to tender both your Partnership Interests and Trust Interests, you must complete a separate Assignment Form and IRS Form W-9 (or other appropriate tax form) for each offer, and return such documentation with the Statement of Account relating to your Trust Interests that was sent by separate email or physical mail.

Other Information

If the conditions to the tender offer are satisfied, and you properly tender your Partnership Interests prior to the deadline, you will receive payment for your Partnership Interests by check. The check will be mailed to your address, as it appears on the register of Partnership Interest holders maintained by the Partnership, following the expiration of the tender offer, anticipated to be within three business days of the expiration date.

You should read the Offers to Purchase for more complete information about the tender offer. If you have any questions, you may contact the Offeror’s representatives, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810.

Sincerely,

CFUNDS LIFE SETTLEMENT, LLC

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